Exhibit 8.1

SUBSIDIARIES OF CANADA GOOSE HOLDINGS, INC.

Entity	Jurisdiction

Canada Goose Inc.	Ontario
Canada Goose International Holdings Limited	United Kingdom
Canada Goose US, Inc.	Delaware
Canada Goose International AG	Zug (Switzerland)
Canada Goose Services Limited	United Kingdom
Canada Goose UK Retail Limited	United Kingdom
Canada Goose France Retail SAS	France
Canada Goose Italy Retail S.r.l	Italy
Canada Goose Germany Retail GmbH	Germany
Canada Goose Netherlands Retail B.V.	Netherlands
Canada Goose EU B.V.	Netherlands
Canada Goose Asia Holdings Limited	Hong Kong
CG (Shanghai) Trading Co., Ltd.	Jing’an, Shanghai
Canada Goose HK Limited	Hong Kong
Canada Goose Japan, K.K.(1)	Japan
Canada Goose Australia Pty Ltd	Australia
Baffin Limited	Ontario
Baffin US, Inc.	Delaware
(1)50% owned by Canada Goose International AG.

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